

June 21, 2012

Via E-mail
Michael J. Covey
Chairman of the Board, President and Chief Executive Officer
Potlatch Corporation
West 1st Ave., Suite 1600
Spokane, Washington 99201

   Re: **Potlatch Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 17, 2012
      Response dated June 6, 2012
      File No. 001-32729

Dear Mr. Covey:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Operations, page 4

1. We note your response to comment 4 of our comment letter dated May 24, 2012 where you state that "standing timber inventory are longer-term data that generally do not change significantly year over year." We believe that estimated standing timber inventory is material to investors. Accordingly, in future annual reports, please revise your disclosure, to the extent the data is available to management, to include your estimated standing timber inventory.

Properties, page 16

2. We note your response to comment 5 of our comment letter dated May 24, 2012. In future Exchange Act periodic reports, please revise your disclosure to include your

definition of "normal operating conditions" and indicate that they are consistent with industry-wide recognized measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Lorrie D. Scott
        Vice President, General Counsel & Corporation Secretary